UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-39633

Abcam plc

(Translation of registrant’s name into English)

Discovery Drive

Cambridge Biomedical Campus

Cambridge, CB2 0AX

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

EXPLANATORY NOTE

ENTRY INTO TRANSACTION AGREEMENT

Transaction Agreement

On August 26, 2023, Abcam Plc, a public limited company incorporated in England and Wales (“Abcam” or the “Company”), entered into an agreement (the “Transaction Agreement”) with Danaher Corporation (“Danaher”) and Diadem Holdco Limited (the “Purchaser”).

The Transaction Agreement provides, among other things, that subject to the satisfaction or waiver of the conditions set forth therein, Danaher, through its indirect wholly owned subsidiary, the Purchaser, will acquire the entire issued and to be issued share capital of the Company pursuant to a scheme of arrangement under Part 26 of the U.K. Companies Act 2006 (the “Scheme” and such acquisition, the “Transaction”), a draft form of which is attached to the Transaction Agreement.

Consideration

If the Transaction is completed:

•	the Company’s ordinary shares, nominal value £0.002 per share (“Company Ordinary Shares”), will be acquired by the Purchaser pursuant to the Scheme;

•

each holder of Company Ordinary Shares as of the record time for the Scheme will, on the terms set out in the Scheme, have the right to receive for each Company Ordinary Share held by such holder at such time an amount equal to US$24 in cash; and

•

accordingly and as an indirect consequence of the Scheme, holders of American Depositary Shares of Abcam, which each represent a beneficial interest in one Company Ordinary Share (“Company ADSs”), as of the relevant record date will have the right to receive for each Company ADS an amount equal to US$24 in cash (less such deductions and withholdings as may properly be made in accordance with the terms of the deposit agreement between Abcam, Citibank, N.A., as depositary for the Company ADSs, and the holders and beneficial owners of Company ADSs (the “Deposit Agreement”)).

The Purchaser will bear the fees, charges and expenses that the Company ADS holders would otherwise be required to bear under the Deposit Agreement in connection with the Transaction, the cancellation of the Company ADSs and the receipt of the Per-ADS Consideration.

Conditions to the Transaction

The respective obligations of the Company and the Purchaser to consummate the Transaction are subject to the satisfaction or waiver (to the extent permitted by law) of a number of customary conditions, including: (1) approval by the Company’s shareholders of the Scheme; (2) sanction of the Scheme by the High Court of Justice of England and Wales (the “Court”); (3) the absence of any order prohibiting consummation of the Transaction; (4) certain approvals from regulatory and governmental authorities (or, as applicable, expiration or early termination of applicable waiting periods), including clearance by the Federal Trade Commission and Department of Justice, the State Administration for Market Regulation in China, the Federal Cartel Office in Germany and the Federal Competition Authority in Austria; (5) compliance by the other party in all material respects with such other party’s obligation under the Transaction Agreement required to be performed at or prior to closing; (6) accuracy of the other party’s representations and warranties, subject to certain materiality standards set forth in the Transaction Agreement; and (7) the absence of any Company Material Adverse Effect (as defined in the Transaction Agreement).

Representations and Warranties; Covenants

The Transaction Agreement contains customary representations and warranties given by the Company, Danaher and the Purchaser.

The Transaction Agreement also contains customary covenants, including a covenant from the Company to conduct its business in the ordinary course of business and covenants by the Company to refrain from taking specified actions that are outside of the ordinary course of business without the consent of the Purchaser.

The parties have agreed to use all reasonable endeavors to complete the Transaction, including obtaining the regulatory approvals necessary to complete the Transaction, subject to specified limitations.

Treatment of Equity Awards

Under the Transaction Agreement, on the date that the Court order sanctioning the Scheme (the “Court Sanction Order”) is granted, awards that have been granted but are unvested under the LTIP (as defined in the Transaction Agreement) will vest in accordance with its rules and as determined by the remuneration committee of the Company’s board of directors (the “Remuneration Committee”) which may take into account: (1) the proportionate satisfaction of performance conditions applicable to the relevant awards, and any other relevant performance factors; and (2) time pro-rating from the relevant grant date to the date the Court Sanction Order is granted. Any holding period applying to the foregoing LTIP awards will cease to apply upon the Court Sanction Order being granted.

Under the Transaction Agreement, on the date that the Court Sanction Order is granted, awards that have been granted but are unvested under the AGP (as defined in the Transaction Agreement) will vest in accordance with its rules and as determined by the Remuneration Committee which may take into account: (1) the proportionate satisfaction of performance conditions applicable to the relevant awards, and any other relevant performance factors; and (2) time pro-rating from the relevant grant date to the date the Court Sanction Order is granted.

Under the Transaction Agreement, on the date that the Court Sanction Order is granted, awards that have been granted but are unvested under the PGIP will vest in accordance with its rules and as determined by the Remuneration Committee which will take into account: (1) the proportionate satisfaction of performance conditions applicable to the relevant awards, and any other relevant performance factors; (2) time pro-rating from the relevant grant date to the date the Court Sanction Order is granted; and (3) if necessary, any adjustment required following the application of the award cap (as applicable under the PGIP rules). Any holding period applying to the foregoing PGIP awards will cease to apply upon the Court Sanction Order being granted. A new cash bonus award will be granted by the Purchaser to each eligible participant of PGIP as soon as practicable following the effective date of the Scheme, calculated in accordance with and subject to the terms set forth in the Transaction Agreement.

Under the Transaction Agreement, all DSAs (as defined in the Transaction Agreement) will vest or become exercisable in full on the date the Court Sanction Order is granted. Any dividend equivalents accrued in the ordinary course with respect to Company Ordinary Shares subject to vested DSA will be settled by the Company in cash. Any DSAs granted as nil cost options will be exercisable until the earlier of three months after the date on which the Court Sanction Order is granted and the expiry of the normal exercise period. Any holding period applying to DSAs will cease to apply upon the Court Sanction Order being granted.

All outstanding awards under SOS 2005 (as defined in the Transaction Agreement) and SOP 2015 (as defined in the Transaction Agreement) are fully vested and will be exercisable until the earlier of expiry of the normal exercise period and (i) if awarded under the SOS 2005, the end of the period of six months following the Court Sanction Order being granted; and (ii) if awarded under the SOP 2015, the end of the period of one month following the Court Sanction Order being granted. All outstanding awards under the CSOP (as defined in the Transaction Agreement) are fully vested and will be exercisable until the date which falls 7 days before the Court Sanction Order being granted under the rules of the CSOP.

Termination, Termination Payments and Reverse Termination Payments

The Transaction Agreement contains certain customary termination rights, including that either party may terminate the agreement if: (1) the Transaction is not complete by August 26, 2024 (subject to an extension to February 26, 2025 under certain circumstances) (such date, the “Long Stop Date”); (2) a governmental authority of competent jurisdiction has issued a final non-appealable order prohibiting the Transaction; (3) the Company’s shareholders do not provide the requisite approvals for the Transaction at the applicable shareholder meetings; (4) the Court declines or refuses to sanction the Scheme (subject to the Company’s right to appeal). In addition, the Purchaser may terminate the Transaction Agreement in certain circumstances, including if: (a) the Company’s board has adversely changed its recommendation in favor of the Transaction, recommends an alternative transaction or fails to publicly reaffirm its recommendation of the Transaction on request by the Purchaser following the public announcement of an alternative transaction; or (b) following a material uncured breach by the Company of its representations or covenants that would cause a closing condition to not be satisfied. In addition, the Company may terminate the Transaction Agreement in certain circumstances, including: (i) following a material uncured breach by the Purchaser or Danaher of their representations or covenants that would cause a closing condition to not be satisfied; or (ii) subject to certain requirements under the Transaction Agreement, in order to enter into a definitive agreement providing for a “superior proposal” or if the board determines means that, due to an “intervening event”, failing to terminate the Transaction Agreement would be inconsistent with its fiduciary duties.

Under the Transaction Agreement, the Company will be required to pay to Danaher, in cash, an amount equal to £45 million (the “Termination Payment”) if the Transaction Agreement is terminated: (1) in the circumstances described in clause (a) in the preceding paragraph; or (2) in the circumstances described in clause (ii) in the preceding paragraph. The Company will also be required to pay the Termination Payment to Danaher if an alternative acquisition proposal has been publicly announced, the Transaction Agreement is terminated in the circumstances described in clauses (1), (3) or (b) in the preceding paragraph and within 12 months of such termination the Company consummates a change of control transaction or enters into a definitive agreement in respect of a change of control transaction which is subsequently consummated.

Under the Transaction Agreement, Danaher will be required to pay to the Company, in cash, an amount equal to £227 million (the “Reverse Termination Payment”) if the Transaction Agreement is terminated (1) in the circumstances where not all regulatory approvals as identified in the Transaction Agreement have been obtained by the Long Stop Date or (2) a governmental authority of competent jurisdiction has issued a final non-appealable order prohibiting the Transaction on ground(s) related to antitrust or competition law, and all other conditions have been or could have been satisfied or waived at the time of termination.

General

If the proposed transaction is consummated, the Company ADSs will be delisted from the Nasdaq Global Select Market and deregistered under the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended.

The foregoing descriptions of the Transaction Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Transaction Agreement, which is filed as Exhibit 99.1 hereto and incorporated herein by reference. The Transaction Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company or any of its shareholders. The representations, warranties and covenants contained in the Transaction Agreement were made only for the purposes of the Transaction Agreement as of the specific dates therein, were made solely for the benefit of the parties to the Transaction Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Transaction Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Transaction Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Transaction Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Press Release

On August 28, 2023, the Company issued a press release announcing the execution of the Transaction Agreement. A copy of the press release issued by the Company is attached as Exhibit 99.2 hereto and incorporated herein by reference.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This Report of Foreign Private Issuer on Form 6-K is being made in respect of the proposed transaction. The Company intends to furnish to the U.S. Securities and Exchange Commission (the “SEC”) and mail or otherwise provide to its shareholders a scheme circular in connection with the proposed transaction (the “Scheme Circular”). This communication is not a substitute for the Scheme Circular or any other document that may be filed or furnished by the Company with the SEC. Investors and security holders are urged to carefully read the entire Scheme Circular (which will include an explanatory statement in respect of the Scheme in accordance with the requirements of the U.K. Companies Act 2006) and other relevant documents as and when they become available because they will contain important information. You may obtain copies of all documents filed with or furnished to the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov).

In addition, investors and shareholders will be able to obtain free copies of the Scheme Circular and other documents filed with or furnished to the SEC by the Company on its Investors website (https://corporate.abcam.com/investors/) or by writing to the Company, at 152 Grove Street, Building 1100 Waltham, MA 02453, United States of America.

FORWARD LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by the following words: “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. They are not historical facts, nor are they guarantees of future performance. Any express or implied statements contained in this report that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding: Danaher’s and Abcam’s ability to complete the Transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary regulatory approvals and Abcam shareholder approval, the sanction of the High Court of Justice of England and Wales and satisfaction of other closing conditions to consummate the Transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the Transaction; risks related to diverting the attention of Danaher’s and Abcam’s management from ongoing business operations; failure to realize the expected benefits of the Transaction; significant Transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the Transaction, including resulting expense or delay; the risk that Abcam’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; Danaher’s ability to fund the cash consideration for the Transaction; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future regulatory filings, financial performance and results of the combined company following completion of the acquisition; disruption from the Transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; effects relating to the announcement of the Transaction or any further announcements or the consummation of the acquisition on the market price of Abcam’s American depositary shares; regulatory initiatives and changes in tax laws; market volatility; and other risks and uncertainties affecting Danaher and Abcam, including those described from time to time under the caption “Risk Factors” and elsewhere in Abcam’s Annual Report on Form 20-F for the year ended December 31, 2022 and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the SEC and available at the SEC’s website at www.sec.gov. Moreover, other risks and uncertainties of which Abcam are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. Investors are cautioned that forward-looking statements are not guarantees of future performance. SEC filings for the Company are available in the Investor Relations section of the Company’s website at https://corporate.abcam.com/investors/. The information contained on, or that can be accessed through, the Company’s website is not a part of, and shall not be incorporated by reference into, this Form 6-K.

The forward-looking statements made in this report are made only as of the date hereof or as of the dates indicated in the forward-looking statements and reflect the views stated therein with respect to future events as at such dates, even if they are subsequently made available by Abcam on its website or otherwise. Abcam does not undertake any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made other than to the extent required by applicable law.

NO OFFER OR SOLICITATION

This report is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Transaction Agreement, dated as of August 26, 2023, by and between Danaher, the Purchaser and the Company.

99.2	Press Release of the Company, dated August 28, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABCAM PLC

Date: August 28, 2023	By:	/s/ Alan Hirzel
		Name:	Alan Hirzel
		Title:	Chief Executive Officer